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Exhibit 12

ZENITH NATIONAL INSURANCE CORP. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

						Six Months Ended June 30,
	Year Ended December 31,
(Dollars in thousands)
	2002(2)	2001(2)	2000(2)	1999	1998	2003	2002
(Loss) income from continuing operations before federal income tax benefit (expense) and before equity in earnings (losses) of investee	$(1,261)	$(41,302)	$(76,246)	$79,418	$27,472	$42,895	$11,419
Add: Fixed charges	9,958	14,426	14,037	16,976	12,446	6,284	5,441
Less: Interest capitalized in discontinued operations	3,356	5,230	8,364	7,048	4,922	—	1,506

Earnings as adjusted:	$5,341	$(32,106)	$(70,573)	$89,346	$34,996	$49,179	$15,354

Fixed charges:
Interest expense on borrowings	$5,102	$7,576	$4,113	$8,218	$5,784	$5,446	$3,185
Interest capitalized in discontinued operations	3,356	5,230	8,364	7,048	4,922	—	1,506
Rental expense at 30%(1)	1,500	1,620	1,560	1,710	1,740	838	750

Total fixed charges	$9,958	$14,426	$14,037	$16,976	$12,446	$6,284	$5,441

Ratio of earnings to fixed charges:	0.54	(2.23)	(5.03)	5.26	2.81	7.83	2.82

(1)
30% represents a reasonable approximation of the interest portion of rental expense.

(2)
In 2002, 2001 and 2000, Zenith's earnings were insufficient to cover fixed charges by $4.6 million, $46.5 million and $84.6 million, respectively.

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ZENITH NATIONAL INSURANCE CORP. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES